Exhibit 99.6

Disclosure of Transactions in Own Shares

Paris, November 14, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 7 to November 11, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
07/11/2022	832,700	58.143475	48,416,071.63	XPAR
07/11/2022	270,000	58.161604	15,703,633.08	CEUX
07/11/2022	45,000	58.244029	2,620,981.31	TQEX
07/11/2022	56,000	58.132872	3,255,440.83	AQEU
08/11/2022	702,189	57.511162	40,383,705.33	XPAR
08/11/2022	385,000	57.508957	22,140,948.45	CEUX
08/11/2022	70,000	57.481760	4,023,723.20	TQEX
08/11/2022	60,000	57.526798	3,451,607.88	AQEU
09/11/2022	715,698	56.833363	40,675,524.23	XPAR
09/11/2022	250,000	56.833128	14,208,282.00	CEUX
09/11/2022	50,000	56.831014	2,841,550.70	TQEX
09/11/2022	40,000	56.864738	2,274,589.52	AQEU
10/11/2022	757,266	56.736882	42,964,911.68	XPAR
10/11/2022	220,000	56.778091	12,491,180.02	CEUX
10/11/2022	50,000	56.783832	2,839,191.60	TQEX
10/11/2022	30,000	56.823011	1,704,690.33	AQEU
11/11/2022	730,678	57.115615	41,733,123.34	XPAR
11/11/2022	260,000	57.107823	14,848,033.98	CEUX
11/11/2022	35,000	57.024369	1,995,852.92	TQEX
11/11/2022	25,000	56.919114	1,422,977.85	AQEU
Total	5,584,531	57.300429	319,996,019.88

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com